9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class Holder Account Number

Form of Proxy - Special Meeting to be held on July 10, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. You have the right to appoint some other person, who need not be a unitholder, other than those named herein, to attend and act on your behalf at the Meeting. You may exercise this right by inserting the name of such other person in the blank space provided and striking out the other names, or may complete another appropriate proxy and, in either case, should deliver the completed proxy as set forth below.

2. If you are unable to be personally present at the PrimeWest Meeting, kindly fill in, sign and return this proxy by regular mail to Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 9th Floor, Toronto, Ontario, M5J 2Y1 (or by courier or hand delivered to 600, 530-8th Avenue SW, Calgary, Alberta, T2P 3S8) no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the PrimeWest Meeting or any adjournment thereof, or provide it to the Chair of the PrimeWest Meeting prior to the commencement thereof. You may also transmit voting instructions by touch-tone telephone or over the Internet in the manner set forth below.

3. This proxy should be dated and must be signed by you or your attorney authorized in writing or if the unitholder is a body corporate, this instrument should be executed under its corporate seal by a director, officer or attorney thereof duly authorized. If this form of proxy is not dated in the above space, it will be deemed to bear the date on which it was mailed to you.

4. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

5. This proxy should be signed in the exact manner as the name appears on the proxy.

6. The securities represented by this proxy will be voted as directed by you, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Special Meeting or other matters that may properly come before the PrimeWest Meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m., Calgary time, on July 9, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone ▪ Call the number listed BELOW from a touch tonetelephone. 1-866-732-VOTE (8683) Toll Free	To Vote Using the Internet ▪ go to the following web site: www.investorvote.com

To Receive Documents Electronically

▪

You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click “Enroll for e-delivery” under the Shareholder Services menu

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 123456

HOLDER ACCOUNT NUMBER C1234567890 ACCESS NUMBER

Appointment of Proxyholder

I, We, being holders(s) of Trust Units (a “Unitholder”) of PrimeWest  Energy Trust (the “Trust”) hereby appoint Harold P. Milavsky, the Chairman of the Board of Directors of PrimeWest  Energy Inc. (“PrimeWest”), of  Calgary, Alberta or failing this person, Donald A. Garner, the President and Chief Executive Officer of PrimeWest, of Calgary, Alberta

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.	__________________

as proxyholder to attend and vote for and act on behalf of the undersigned at the Special Meeting (the "Meeting") of the Trust to be held at the Metropolitan Centre, 333-Fourth Avenue SW, Calgary, Alberta T2P 0H9 on July 10, 2007 at 10:00 a.m. (Calgary time) and at any adjournment thereof, and at any polls which may take place in consequence thereof, with the same powers as the undersigned would have if the undersigned were present at the PrimeWest Meeting or any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said PrimeWest Meeting as follows:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Plan of Arrangement

For	Against

Passing, with or without variation, a special resolution (the “PrimeWest Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement of PrimeWest Energy Trust and Shiningbank Energy Income  Fund (“Shiningbank”) dated June 7, 2007 (the “Information Circular”) to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), which includes, without limitation, the exchange of : (i) each issued and outstanding trust unit of Shiningbank (a “Shiningbank Unit”) for 0.620 of a trust unit of PrimeWest Energy Trust (a ”PrimeWest Unit”); and (ii) each exchangeable share of Shiningbank Holdings Corporation (“Shiningbank Exchangeable Shares”) for that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable shares (expressed as the number of Shiningbank Units that are issuable as of the effective date of the Arrangement on the exchange of one Shiningbank Exchangeable Share), all as more particularly described in the Information Circular; and

[ ]	[ ]

2.  Other Business

To transact such further and other business as may properly be brought before the PrimeWest Meeting or any adjournment thereof.

Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote “FOR” the above matter.  If any amendments or variations to matters identified in the Notice of Special Meeting are proposed at the PrimeWest Meeting, or if any other business properly comes before the PrimeWest Meeting, discretionary authority is hereby conferred with respect thereto.

The undersigned Unitholder  hereby revokes any proxy previously given to attend and vote at the PrimeWest Meeting and acknowledges receipt of the Notice of Meeting and the joint Information Circular of PrimeWest Energy Trust and Shiningbank Energy Income Fund dated June 7, 2007.

FOR QUESTIONS OR ASSISTANCE, PLEASE CALL GEORGESON AT 1-866- 690- 7477

YOUR VOTE IS EXTREMELY IMPORTANT – VOTE YOUR PROXY TODAY.

Authorized  Signature(s) - This section must be

completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.

I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s) _____________________________	Date MM/DD/YY